Mail Stop 6010   September 6, 2006

Ms. Mary Beth Clark
Chief Executive Officer and President
International Food and Wine Consultants, Inc.
201 East 28th Street
New York, NY 10016

Re: **International Food and Wine Consultants, Inc.**
        Registration Statement on Form SB-2, filed August 10, 2006
        File No. 333-136487

Dear Ms. Clark:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your documents in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you
to provide us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they
    are examples and not complete lists. If our comments are applicable to portions of the filing
    that we have not cited as examples, please make the appropriate changes in accordance with our
    comments.

2. Please move the table of contents on page 37 to the inside front or outside back cover page of
    the prospectus as required by Item 502(a) of Regulation S-B.

3. We note your statement in various sections of the prospectus that your business was "badly
    impacted" by the terrorist events of September 11, 2001 and the subsequent acts of terrorism in

Spain. Please expand your discussion of how these events impacted your business. What was the financial impact on your business? How did this affect the number of participants in your cooking school?

Registration Statement Cover Page

4. It appears that you have placed the description of footnote 1 to the registration fee table on the first page of the prospectus. Please move the footnote description so that it follows the registration fee table.

Prospectus Cover Page

5. It appears that you have placed the legend required by Item 501(a)(10) on the cover page of the registration statement. Please move the legend to the cover page of the prospectus.

Prospectus Summary, page 3

6. Please explain what you mean by "prior operations." Did you have a business prior to incorporation in 1989? Are you referring to the New York corporation as your "prior operations?" Please clarify.

Risk Factors, pages 4-13

General

7. Please reorganize your Risk Factors section into 2 different sections. The first section should be Risks Related to the Business and the second should be Risks Related to the Common Stock. Each section should provide the more important risk factors prior to the less important risk factors.

8. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings merely state a fact about your business, such as "IFW's operations are heavily dependent on economic and political events and news" and "The ability of our president to control our business limits minority shareholders' ability to influence corporate affairs." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

9. Many of your risk factors use general phrases such as "our future activities will be limited," "adversely impact" and "we may be exposed to potential risks." These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise your disclosure to describe, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified.

10. We note that you use cross-references to your "Plan of Distribution" and "Selling Stockholders" sections in the risk factors. Cross-references to other parts of the documents should be avoided as your reader should be able to obtain descriptions of a particular risk and the specific and immediate effects by reading the disclosure contained in the risk factor section instead of having to refer to other parts of your document. Please revise your risk factors accordingly.

11. Please provide risk factor disclosure that addresses the business risks you face as a result of the nature of your operations and business, i.e. the fact that you operate cooking schools and are in the food industry. For example, are your cooking methods proprietary? If so, what risks do you face in the protection of your proprietary interests? Are your operations subject to changes in food and supply costs? Are your kitchens in Italy subject to regulatory requirements or standards? To the extent that you add any risk factors to discuss these risks, consider whether you need to supplement your business section to provide additional disclosure related to that aspect of your business. For example, if your business is subject to regulatory risks, please add disclosure in your business section that summarizes such regulatory requirements.

12. We note that you rely on hotels, chefs and independent contractors in Italy to provide your services. Consider adding a risk factor that discusses any material business risks you face arising from these relationships or your dependence on these persons. In addition, describe any material arrangements that you have with any of these persons in the business section and file any written agreements as exhibits to the registration statement.

13. Please consider adding a risk factor that discusses the risks you may face as a result of the fact that you have only two directors. We note that this may have some implications for the company's corporate governance and the interests of non-affiliated shareholders.

"1. IFW may need financing which may not be available. . . ." pages 4-5

14. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis, disclosing separately the cash you burn during your peak operating periods and the cash your burn during periods of low demand.

15. Please revise your disclosure to quantify the financing you will need to expand your operations and to finance your business during periods of low demand. In addition, please also revise your disclosure to briefly describe your business plan and the nature of the expansion you would undergo if financing is available.

16. The subheading to this risk factor states that you "may" need financing. The discussion in the risk factor, however, indicates that you "will" need some financing. Please revise your subheading to state that the company will need some financing.

"4. IFW is and will continue to be completely dependent on the services of our founder and president, ..." page 6

17. Please address in a separate risk factor the risk you face as a result of your need for additional personnel. Please expand your discussion to discuss the type of personnel you need, how many personnel you expect you may need and the expected cost to you of hiring such personnel.

"6. Provisions of our articles of incorporation and/or Nevada law could deter a change of our management . . . ." page7

18. Because this risk factor and the risk factor number 10 are related, they should appear together in your risk factor disclosure. Please also revise your discussion of both risk factors so that you address the risks associated with the anti-takeover provisions of your governing instruments and Nevada law in one risk factor and the risks associated with the ability to issue preferred stock in the other risk factor. Your discussion of the risks associated with the anti-takeover provisions should also address the ways in which your anti-takeover measures may prevent a sale of your shares at a premium to your stockholders.

"9. If a market develops for our shares, Rule 144 sales may depress prices in that market." Page 8

19. Please revise this risk factor to disclose the number of your shares of common stock that will be eligible for resale under Rule 144 after this registration statement becomes effective.

"12. The ability of our president to control our business limits minority shareholders' ability to influence corporate affairs." Page 10

20. Please revise this risk factor to disclose the current percentage of shares your president beneficially owns.

"14. The market for penny stocks has experienced numerous frauds and abuses . . . ." pages 11-12

21. Please expand to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

"17. The costs to meet our reporting and other requirements as a public company . . . ." pages 12-13

22. Please move your discussion in this risk factor of how your plans to use your public company status as a means to settling obligations and to compensate independent contractor may not be successful to a separate risk factor. Please expand this discussion to explain the importance of this strategy to your business and to discuss the specific impact on your business if you are not able to use your pubic company status in this manner. Is it simply that your costs will increase or will you be unable to settle current and anticipated obligations?

23. Please delete your discussion in this risk factor of how your president has agreed to loan you funds to cover your expenses. Mitigating disclosure is inappropriate in a risk factor.

24. You make the statement that "our president has agreed to defer compensation otherwise payable to her." Please clarify for us and in your document what is meant by this statement. Include whether you are accruing for these deferred amounts, or whether you will become liable for them in the future. Also include what rights your president has to these deferred amounts.

"18. Ms. Clark, our president and chief financial officer, has no meaningful accounting or financial reporting education or experience . . . ." page 13

25. Please expand your discussion to address how Ms. Clark's lack of meaningful accounting or financial reporting education or experience may impact your internal controls over financial reporting and reported financial results.

Selling Stockholders, pages 13-15

26. We note that some of the 39 shareholders who participated in the July 2006 private placement were not "accredited investors." Please supplementally provide us your analysis of how this private placement qualifies under Regulation D or is otherwise exempt from registration under section 4(2) of the Securities Act of 1933.

27. Please note that Regulation D does not define a "sophisticated investor." Please revise your disclosure accordingly.

28. Please tell us if any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Determination of Offering Price, page 15

29. Please revise your disclosure to clarify this registration statement must be effective for your securities to be eligible for quotation on the OTCBB.

30. We note your statement in this section that a market maker will be filing a Rule 211 application with the NASD. This statement is inappropriate as you have no way of knowing definitively that a market maker will do so. You may state that you expect a market maker to file an application once this registration statement is effective if you reasonably believe that is the case, but you must also clarify that no market maker has yet filed such application. Please revise your disclosure accordingly.

Management's Discussion and Analysis or Plan of Operation, pages 18-21

31. Please revise your MD&A to provide a brief overview that would facilitate a reader's understanding of your MD&A and financial statements. In our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003), we explained that, "an introduction or overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements." For example, in our release we explain that your overview could inform the reader about how the company earns revenues and income and generates cash and provide insight into material opportunities, challenges and risks. Please refer to that release.

Operations, pages 18-19

32. Item 303(b)(1)(vi) requires you to discuss the material changes from period to period in the line items of your financial statements. For example, you should discuss the change in revenue, cost of sales and expenses for the annual and interim financial statements presented. Your discussion should explain the causes of the changes and your expectations of future trends. In our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003), we explained that,

> "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects."

Please revise your MD&A accordingly.

Liquidity, pages 19-20

33. You state in this section that you believe that operations are generating sufficient cash to continue operations in the next 12 months. On page 4, however, you state that you will require financing to fund your operations during periods of low demand. Please revise your disclosure to explain this inconsistency.

34. On page 4 you state that you will require financing to expand your operations. Please revise your disclosure to describe how you expect to expand your operations and quantify your expected costs of expansion.

35. Please revise your disclosure to also describe in this section your funding arrangement with Ms. Clark that you have filed as Exhibit 10.3.

Recent Accounting Pronouncements, page 20

36. We note your reference in this section to a December 31, 2007 year end. Your current fiscal year ends on October 31. If you intend to change your fiscal year end, please revise your disclosure accordingly. If not, please revise your disclosure to correct this statement.

Business, pages 21-25

Marketing and Competition, page 24

37. Please revise to provide an estimate of the number of competitors and your competitive position. If a small number of competitors are dominant in the industry, then identify them.

Consulting and Writing, pages 24-25

38. Please revise your disclosure to discuss the current status of the company's consulting and writing business. The engagements you have listed all appear to be previously completed engagements. We note that you had consulting revenues of $1,800 for the six months ended April 30, 2006. Were any of the consulting engagements related to these revenues material? If so, please describe those arrangements in this section and file any material contracts as exhibits to the registration statement.

Property, page 25

39. Please expand your disclosure of your current office space to disclose who owns the office space and if this is the primary residence of Ms. Clark.

Directors, Executive Officers, Promoters and Control Persons, pages 25-27

40. Please revise your management table on page 25 to also disclose that Ms. Clark is the company's Secretary as is indicated on the signature pages to the registration statement.

41. Please revise your disclosure to briefly describe Ms. Clark's business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Description of Capital Stock, pages 29-31

42. Please revise your disclosure in this section to clarify that you have 90,000,000 shares of authorized but unissued capital stock.

43. Please revise your disclosure to describe the "certain provisions" of Nevada law that create rights that may be deemed material to your stockholders and the "other provisions" that provide anti-takeover measures. See Item 202(a) of Regulation S-B.

Plan of Distribution, pages 32-34

44. You state on page 33 that you have agreed to indemnify the selling stockholders against "certain liabilities." Please expand your disclosure to explain what you mean by "certain liabilities" and to briefly describe your indemnification agreement with the selling stockholders.

45. We note your reference to the OTCBB market as a "listing" in this section and on page 15. The OTCBB is a quotation medium and not an exchange on which securities are "listed." Please revise your disclosure accordingly.

Where You Can Find More Information, page 35

46. We note your statement that "As of the effective date of this prospectus, IFW became subject to the informational requirements of the Securities Exchange Act of 1934." Since this registration statement has yet to become effective, please revise this statement to clarify that you will become subject to the reporting requirements of the Exchange Act once this registration statement becomes effective.

Financial Statements, page F-1

Notes to the Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

e. Revenue Recognition, page F-6

47. Please expand your disclosure to clearly indicate how you treat all revenues that are discussed as part of the package on page 23. Disclose whether you treat the accommodations at local hotels on a gross or a net basis and provide your analysis to us of the appropriateness of this policy. Also expand your discussion here to include your revenue recognition policy for your consulting services. Please also disclose the amount of consulting revenues earned during the periods presented.

* * * * *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gary B. Wolff, P.C.
        805 Third Avenue, 21st Floor
        New York, NY 10021